04 JAN 23 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

13 January 2004

04012423

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dw 1/28

SEMBCORP INDUSTRIES LTD

Notification Pursuant to Rule 704 (11) Of The Listing Manual

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that, to the best of our knowledge, as of the date hereof, none of the persons holding managerial positions in the Company or its principal subsidiaries, is a relative of a Director or Chief Executive Officer or Substantial Shareholder of the Company.

Linda Hoon Siew Kin
Group Company Secretary
January 13, 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/01/2004 to the SGX